October 29, 2018

Nicholas O'Grady
Chief Financial Officer
Northern Oil and Gas, Inc.
601 Carlson Parkway, Suite 990
Minnetonka, MN 55305

       Re: Northern Oil and Gas, Inc.
           Registration Statement on Form S-4
           Filed October 23, 2018
           File No. 333-227950

Dear Mr. O'Grady:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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